Exhibit 99.3

ParcelPal Announces Official Close of US Acquisition and Related Financing

Vancouver, British Columbia – September 16, 2021 – ParcelPal Logistics Inc. (the “Company” or “ParcelPal”), (OTC:PTNYF) (CSE:PKG) (FSE:PT0) is pleased to announce that the parties related to the Company’s acquisition of its first United States delivery service company (“Acquiree”) have officially closed the transaction.  This transaction effectively nearly doubles both the Company’s annual revenue and overall size, which is additionally significant since it marks the first such acquisition in the history of the Company.

The total purchase price (the “Purchase Price”) was $3.1 million USD, consisting of 60% cash and 40% in restricted shares of ParcelPal’s common stock.  ParcelPal and Acquiree also entered into an exclusive services agreement with its principal business source (which also contain non-interference and non-competition clauses to further enhance the likelihood of the short and long term success of the acquired business).

The cash portion of the purchase price was secured via a private placement financing, and will be paid in up to four tranches beginning with the closing date. The shares issued pursuant to the acquisition are subject to a statutory hold period expiring on the date that is four months and one day after the closing date (under Canadian securities law, and six months and one day under U.S. securities law, as applicable).

CEO Rich Wheeless commented: “This acquisition marks an exciting time for the Company as entering the United States has always been viewed as a logical entry into the world’s largest consumer marketplace and integral to ParcelPal’s significant future growth.  I am buoyed by the fact that we continue to onboard new clients and continue to diversify our customer base.  The acquisition financing provides not only the capital for the acquisition, but also gives us additional capital for undertaking additional steps in the Company’s growth plan and which bolsters our balance sheet in the near term.”

Rich continued: “Importantly, the terms of this financing are similar in numerous respects to our existing $5M USD equity line of credit which we have in place.  Having these capital options while we continuously look at synergistic operational expansion and/or additional acquisition targets is vitally important.  Lastly, I am also pleased with the recent improved operating performance and looking forward to working hard to continuing this trend.”

As a part of the acquisition the Company completed a non-brokered private placement (the “Offering”) pursuant to which it issued an unsecured multi-tranche convertible note with a face value of up to US$2,300,000 to an arm's length investor (the “Note”).

The terms of the Note include the following:

•	The net sum of US$700,000 (the “Consideration”) was advanced to the Company on closing, and $640,000 and $520,000 will be funded to the Company at 45 and 90 days following closing, respectively ;

•	Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”) along with the issuance of 500,000 restricted commitment shares of common stock;

•	The fourth tranche in the amount of $325,000 will be funded by the noteholder upon mutual agreement by the Company and investor at one hundred and twenty (120) days, together with the prorated 5% OID;

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The Note bears interest at a one-time guaranteed rate of 5% on the principal sum of each funded tranche, and has a Maturity Date of six months from the effective date of the funding of each tranche (the “Maturity Date”);

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The principal amount of the Notes may be converted into common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.09 / CN$0.11 per share (“Fixed Conversion Price”); following the Maturity Date, If the Note has not been repaid or fully converted, then the remaining outstanding principal amount may be converted into common shares at a price equal to the lower of (a) US$0.09 per share or (b) 83% of the two lowest volume weighted average prices of the Company’s common shares during the 10 consecutive trading days prior to the date on which Noteholder elects to convert all or part of the Note; provided, however, that any such discount to the Fixed Conversion Price is subject to compliance with applicable Canadian securities laws and the policies and rules of the Canadian Securities Exchange or such other stock exchange on which the securities of the Company are principally traded;

•	The net proceeds from this financing are currently intended to be used for the purchase price of the acquisition, and for such other general corporate purposes;

•	The Principal Sum due to Noteholder is prorated based on the Consideration, plus the 5% OID. The Company may prepay any outstanding portion of the Note in cash prior to the Maturity Date; and

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Subject to certain delineated exemptions, the Company granted a right of first refusal to the noteholder during the term of the Note to invest, at similar or better terms to the Company, in an amount equal to or greater than any future capital or equity or debt financing by the Company; and

The Company did not pay any finder’s fees or issue any warrants in connection with the Offering.

The Note and any Shares issued upon conversion of the Note are subject to a statutory hold period expiring on the date that is four months and one day after the closing of the Offering (under Canadian securities law, and six months and one day under U.S. securities law, as applicable).

The Company looks forward to providing additional material updates as they occur.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions.  We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in cities including Vancouver, Calgary, Toronto and soon in other major cities Canada-wide.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed and do not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.

OTC – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0

Contact: re: Investor Inquiries - info@parcelpal.com

Forward Looking Information

This news release contains forward looking statements relating to the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward looking statement will materialize and the reader is cautioned not to place undue reliance on any forward looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.